Organigram Announces Appointment of Chief Executive Officer

November 25, 2025 – Toronto, Ontario - Organigram Global Inc. (“Organigram” or the “Company”) (TSX: OGI) (NASDAQ: OGI), the parent company of Organigram Inc., a leading Canadian producer of cannabis, is pleased to announce that James Yamanaka, formerly Global Head of Strategy for British American Tobacco, has been appointed the Company’s new Chief Executive Officer (CEO). Mr. Yamanaka is expected to assume the role effective on or about January 15, 2026. Mr. Yamanaka will also join the Company's board of directors when he assumes the role of Chief Executive Officer.
Mr. Yamanaka is a seasoned executive, having spent more than 20 years at British American Tobacco, with extensive experience in strategy and general management across Europe and Asia. His career is distinguished by a strong track record of creating value-driven strategies, transforming businesses, and delivering outstanding commercial results.
As Global Head of Strategy at BAT, Mr. Yamanaka was instrumental in developing the Group strategy. Prior to his role as Global Head of Strategy, he served as Area Director for North Asia (Japan and South Korea), where he achieved record market share in Japan. Before his role in Asia, Mr. Yamanaka successfully transformed BAT’s Northern Europe Area from a traditional business into one positioned for rapid sustainable growth through the acquisition of a nicotine pouch business that has become the largest growth category for the BAT group.
Peter Amirault, current Board chairman, has been appointed by the Board to serve as executive chair on an interim basis effective December 1st, to oversee day-to-day management of the Company until Mr. Yamanaka fully assumes the CEO role. During this period, Geoff Machum, chair of the Board’s Governance, Nominating and Sustainability Committee, will serve as the independent lead director. “We are excited to have James join the Organigram team,” said Mr. Amirault. “James’ history of driving strong international growth aligns perfectly with Organigram’s global aspirations. His experience in building high-performing teams and delivering results will be invaluable as we expand our international presence.”
“I am thrilled to take on this new challenge,” said Mr. Yamanaka. “I have watched Organigram evolve into Canada’s number one recreational cannabis company by market share and believe it is well positioned to become a global leader in the cannabis industry. I look forward to building an international presence on Organigram’s strong foundation of high-quality products, trusted brands, and a commitment to industry-leading innovation.”
Mr. Yamanaka holds a BA in Political Science and Economics from UC San Diego, an M.S. in Foreign Service from Georgetown University, and an MBA from London Business School. He will be based in Toronto, Ontario. He will assume the role as CEO of Organigram following completion of required procedures including customary immigration matters.
Forward-Looking Information
This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include consumer demand and preferences, future prospects and factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR Next (see www.sec.gov).
Examples of forward-looking statements in this news release include, among others, statements regarding Mr. Yamanaka’s effective start date as CEO, satisfactory completion of required immigration and security clearance procedures and consequential interim appointments of executive chair and lead director positions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all.
The forward-looking information included in this news release is made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

For Media Enquiries
Megan McCrae – Senior Vice President, Corporate Strategy and International Growth
megan.mccrae@organigram.ca